SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES
Press Release 133
Press Release 134
Press Release 135

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: February 5, 2004	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental in Discussions with OSC to resolve Analyst Disclosure Issue

Oakville, Ontario – January 29, 2004 – Bennett Environmental Inc. today announced that it is in discussions with staff of the Ontario Securities Commission concerning the resolution of a disclosure issue raised by staff of the OSC. The issue arises from information that was disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March of 2000. OSC staff has suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. No other issues are under discussion with OSC staff. In the absence of a resolution approved by the Commission, a hearing would have to be held to determine whether the disclosure satisfied Ontario securities law governing the communication of undisclosed material information. The Company is co-operating with OSC staff to achieve a satisfactory resolution of this issue.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett in Vancouver at (604) 681-8828 or Rick Stern in Oakville at (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 133 – 2004 01 29

For Immediate Release

BENNETT ENVIRONMENTAL INC. ANNOUNCES CLOSING OF
BOUGHT DEAL PRIVATE PLACEMENT FOR CDN$26.0 MILLION

Oakville, Ontario, February 3, 2004 – Bennett Environmental Inc. (TSX:BEV and AMEX:BEL), announced today that it has closed the previously announced bought deal financing with an underwriter, pursuant to which the underwriter purchased 1,000,000 Units, each consisting of one Common Share and one-half common share purchase warrant at a price of CDN$26.00 per Unit, for aggregate gross proceeds of CDN$26,000,000, for resale on a private placement basis. Each whole Warrant entitles the holder to purchase one Common Share at a price of CDN$30.00 for a period of 18 months from closing. The 1,000,000 Units issued by the Corporation included 400,000 Units that were issued in connection with the exercise by the underwriter of an option to acquire those Units.

The net proceeds of the offering will be used for general corporate purposes, including contributing to the construction of the Corporation’s new facility in Belledune, New Brunswick.

THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Bennett Environmental Press Release	Page 1 of 1 PR 134 – 2004 02 03

For Immediate Release

Bennett Environmental Invites You to Join Its Fourth Quarter 2003/Year End Results Investor Call

Oakville, Ontario, February 5, 2003 – Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference on Thursday, February 12th, 2004 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s fourth quarter 2003 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Thursday, February 12th, 2004

Time:	14:00 Eastern Time

Dial In Number:	1-800-651-8979

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website at:

http://www.bennettenv.com/cgi/investor

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 135 – 2004 02 05